CH INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96


06014016


SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2006
WASH, D.C. 213 SECTION

May 15, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed audited consolidated financial statements of operations for the twelve-month period ended December 31, 2005 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Oficer

dlw 6/5


SEC MAIL
RECEIVED
PROCESSING
JUN 0 2 2006
WASH., D.C.
213
SECTION

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS

Estados financieros consolidados

Al 31 de diciembre de 2005 y 2004
con dictamen de los auditores independientes

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS

Estados financieros consolidados

Al 31 de diciembre de 2005 y 2004

Contenido:

ERNST & YOUNG

■ MANCERA, S.C.
Antara Polanco
Av. Ejército Nacional 843-B
Col. Granada, 11520 México, D.F.

■ Tel. 5283 1300
Fax. 5283 1392

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A la Asamblea General de Accionistas
Industrias CH, S.A. de C.V.

Hemos examinado el balance general consolidado de Industrias CH, S.A. de C.V. y subsidiarias, al 31 de diciembre de 2005, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que le son relativos, por el año que terminó en esa fecha. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría. Los estados financieros de Pav Republic, Inc. cuyos activos al 31 de diciembre de 2005 e ingresos por el periodo de 6 meses terminado el 31 de diciembre de 2005, representan el 31% y 39% respectivamente, de los totales consolidados, fueron examinados por otros auditores, y nuestra opinión, en cuanto a los importes incluidos por dicha subsidiaria, se basa únicamente en el dictamen de los otros auditores.

Nuestro examen fue realizado de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestro examen proporciona una base razonable para sustentar nuestra opinión.

Como se menciona en la Nota 1 a los estados financieros consolidados, el 11 de febrero de 2005, la Compañía realizó una Oferta Pública Mixta de Acciones de su capital social, correspondiente al 20.04% de dicho capital social.

Como se menciona en la Nota 1 a los estados financieros, con fecha 22 de julio de 2005, la Compañía y su subsidiaria Grupo Simec, S.A. de C.V., adquirieron el 100% de las acciones de Pav Republic Inc. La operación fue valuada en $ 229 millones de dólares americanos.

Como se menciona en la Nota 1 a los estados financieros consolidados, con fecha 9 de agosto de 2004, la Compañía adquirió, la mayoría de los activos de Atlax, S.A. de C.V. y ciertos activos de Operadora Metamex, S.A. de C.V., más las obligaciones acumuladas a dicha fecha. Los activos consisten en inventarios y plantas siderúrgicas. La operación fue valuada en $ 120 millones de dólares americanos.

En nuestra opinión, basada en nuestro examen y en el dictamen de los otros auditores a que se hace referencia en el primer párrafo, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera consolidada de Industrias CH, S.A. de C.V. y subsidiarias al 31 de diciembre de 2005, y los resultados consolidados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

Los estados financieros del ejercicio 2004 que se presentan únicamente para efectos comparativos fueron dictaminados por otros Contadores Públicos, quienes emitieron su dictamen con fecha 25 de abril de 2005, con la siguiente salvedad. Durante la auditoría al 31 de diciembre de 2004, no les fue posible cerciorarse de la existencia de inventarios de materias primas por $ 245,489 miles.

Mancera, S.C.
Integrante de
Ernst & Young Global



C.P.C. Alejandro Ruiz Onofre

México, D.F., a
28 de abril de 2006

INDUSTRIAS CH, S.A. DE C.V

Balances generales cor

(Miles de pesos de poder adquisitivo de

Activo	Al 31 de diciembre de 2005	2004
Activo circulante:		
Efectivo y equivalentes	$ 697,291	$ 658,885
Cuentas por cobrar:		
Clientes	**3,030,790**	1,501,998
Compañías relacionadas (Nota 5)	**180,414**	16,339
Impuesto al valor agregado por recuperar	**116,994**	180,082
Otras cuentas por cobrar	**187,308**	16,836
	3,515,506	1,715,255
Menos estimaciones para saldos de cobro dudoso	**324,961**	84,265
Total de cuentas por cobrar, neto	**3,190,545**	1,630,990
Inventarios, neto (Nota 6)	**5,304,232**	3,406,583
Pagos anticipados	**233,149**	13,470
Instrumentos financieros derivados (Nota 7)	**71,099**	28,631
Total del activo circulante	**9,496,316**	5,738,559
Inventarios a largo plazo (Notas 2e y 6)	**76,347**	68,537
Inmuebles, maquinaria y equipo, neto (Nota 8)	**8,900,723**	7,988,594
Otros activos, neto	**743,869**	314,820
Total del activo	**$ 19,217,255**	$ 14,110,510

Pasivo
Pasivo
Docu
Venci
a lar
Prove
Provi
Otras
Comp
Crédi
Total d
Deuda
Oblig
Otros
Impue
los tr
Crédit
Total d
Total d
Capital
Capita
Prima
Utilida
Reserv
Efecto
renta
Result
Valor
deriv
Total de
Interés
Total de
Compr
Evento
Nuevo
Total de

Las notas adjuntas son parte integrante de este estado financiero

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de resultados

(Miles de pesos de poder adquisitivo del 31
de diciembre de 2005 excepto por la utilidad por acción)

	Años terminados el 31 de diciembre de	
	2005	2004
Ventas netas (Notas 15 y 16)	$ **15,970,976**	$ 8,514,534
Costo de ventas (Notas 5 y 15)	**13,037,667**	5,271,784
Utilidad bruta	**2,933,309**	3,242,750
Gastos de operación (Nota 5)	**1,175,255**	921,728
Utilidad de operación	**1,758,054**	2,321,022
Resultado integral de financiamiento:		
Ingreso por intereses, neto (Nota 5)	**14,558**	77,003
(Pérdida) utilidad en cambios, neto	**(183,883)**	9,981
Efecto monetario desfavorable	**(63,755)**	(102,251)
Resultado integral de financiamiento, neto	**(233,080)**	(15,267)
Otros ingresos (gastos), neto:	**60,483**	(10,675)
Utilidad antes de impuesto sobre la renta, participación de los trabajadores en la utilidad e interés minoritario	**1,585,457**	2,295,080
Impuesto sobre la renta (Nota 13):		
Sobre base fiscal	**114,393**	19,091
Diferido	**(291,112)**	422,579
Total de impuesto sobre la renta	**(176,719)**	441,670
Participación de los trabajadores en la utilidad (Nota 13)		
Sobre base legal	**896**	653
Diferido	**(380)**	(4,119)
Total de participaciòn de los trabajadores en la utilidad	**516**	(3,466)
Efecto al inicio del año por cambio en principio de contabilidad, neto de impuesto sobre la renta diferido (Nota 3)	**-**	306,146
Utilidad neta consolidada	**1,761,660**	2,163,022
Interés minoritario	**185,842**	216,841
Utilidad neta mayoritaria	$ **1,575,818**	$ 1,946,181
Utilidad por acción:		
Promedio de acciones utilizadas en el cálculo	**142,607,228**	120,169,248
Utilidad por acción, antes de efecto por cambio en principio contable (pesos)	$ **11.05**	$ 18.74
Efecto por el cambio en principio contable (pesos)	**-**	2.55
Utilidad por acción (pesos)	$ **11.05**	$ 18.74

Las notas adjuntas son parte integrante de este estado financiero.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de variaciones en el capital contable

Años terminados el 31 de diciembre de 2005 y 2004

(Miles de pesos de poder adquisitivo constante del 31 de diciembre de 2005)

	Capital social	Prima en emisión de acciones	Utilidades retenidas	Resesrva para recompra de acciones propias	Efecto inicial acumulado de impuesto sobre la renta diferido	Resultado por tenencia de activos no monetarios	Valor razonable de instrumentos financieros derivados	Total del capital contable mayoritario	Interés minoritario	Total del capital contable
Saldos al 31 de diciembre de 2003	$ 4,486,416	$ 791,025	$ 1,964,937	$ 327,009	$ (821,883)	$ 58,235	$ 12,083	$ 6,817,822	$ 712,246	$ 7,530,068
Utilidad integral (Nota 14)	-	-	1,946,181	-	-	114,573	8,187	2,068,941	280,072	2,349,013
Saldos al 31 de diciembre de 2004	**4,486,416**	**791,025**	**3,911,118**	**327,009**	**(821,883)**	**172,808**	**20,270**	**8,886,763**	**992,318**	**9,879,081**
Aumento de capital social (Nota 14)	**1,667,751**	**256,865**	-	-	-	-	-	**1,924,616**	-	**1,924,616**
Traspaso de utilidades retenidas a la reserva para recompra de acciones (Nota 14)	-	-	**(694,884)**	**694,884**	-	-	-	-	-	-
Utilidad integral (Nota 14)	-	-	**1,575,818**	-	-	**(422,406)**	**25,904**	**1,179,316**	**143,333**	**1,322,649**
Saldos al 31 de diciembre de 2005	**$ 6,154,167**	**$ 1,047,890**	**$ 4,792,052**	**$ 1,021,893**	**$ (821,883)**	**$ (249,598)**	**$ 46,174**	**$ 11,990,695**	**$ 1,135,651**	**$ 13,126,346**

Las notas adjuntas son parte integrante de este estado financiero.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS

Estados consolidados de cambios en la situación financiera

(Miles de pesos de poder adquisitivo
del 31 de diciembre de 2005)

	Años terminados el 31 de diciembre de 2005	2004
Actividades de operación:		
Utilidad antes de interés minoritario	**$ 1,575,818**	$ 1,946,181
Más cargos (menos crédito) a resultados que no requieren (proporciona) recursos:		
Depreciación y amortización	**416,699**	348,238
Impuesto sobre la renta diferido	**(291,492)**	418,460
Ajuste al valor de recuperación de maquinaria fuera de uso	**-**	14,627
Efecto al inicio del año por cambio en principio de contabilidad neto	**-**	(306,146)
Interés minoritario	**185,842**	216,841
Provisión para primas de antigüedad	**10,162**	2,850
	1,897,029	2,641,051
Cuentas por cobrar a clientes, neto	**(140,956)**	(303,650)
Otras cuentas por cobrar y pagos anticipados	**(174,517)**	(3,960)
Inventarios, neto	**1,191,283**	(1,485,108)
Instrumentos financieros derivados	**(16,564)**	-
Cuentas por cobrar a compañías relacionadas	**(213,576)**	-
Proveedores, otras cuentas por pagar y pasivos acumulados	**(829,256)**	12,677
Cuentas por pagar a compañías relacionadas	**494,825**	116,278
Recursos generados por actividades de operación	**2,208,268**	977,288
Actividades de financiamiento:		
Aumentos de capital social	**1,667,751**	-
Prima en emisión de acciones neto	**256,685**	-
(Pagos) préstamos obtenidos a corto plazo	**(140,846)**	-
Préstamos obtenidos de la deuda financiera a largo plazo	**(1,045,256)**	137,319
Otros pasivos a largo plazo	**231,318**	-
Recursos generados por actividades de financiamiento	**969,652**	137,319
Actividades de inversión:		
Inventarios a largo plazo	**(7,810)**	-
Adiciones de inmuebles, maquinaria y equipo	**(623,241)**	(1,267,668)
Adquisición de Republic	**(2,426,072)**	-
	(42,509)	49,452
Incremento en otros activos no circulantes	**(39,882)**	(50,517)
Recursos utilizados en actividades de inversión	**(3,139,514)**	(1,268,733)
Aumento (disminución) de efectivo y equivalentes	**38,406**	(154,126)
Efectivo y equivalentes al principio del año	**658,885**	813,011
Efectivo y equivalentes al final del año	**$ 697,291**	$ 658,885

Las notas adjuntas son parte integrante de este estado financiero.

1. Actividad y operaciones sobresalientes de la Compañía

La principal actividad de Industrias CH, S.A. de C.V. y sus subsidiarias (en adelante ICH o la Compañía) es la manufactura y venta de productos siderúrgicos destinados a los mercados de la construcción, además de auto partes y energía, tanto en México como en el extranjero.

Actividad

Operaciones sobresalientes

a) El 11 de febrero de 2005, se realizó la Oferta Pública Mixta de Acciones del capital social, consistente en una oferta primaria de venta y suscripción de 67,319,150 acciones no suscritas (incluyendo 11,410,026 acciones materia de la opción de sobre asignación) de la Serie "B" Clase "I", representativas de la parte mínima sin derecho a retiro del capital social de la Compañía, y una oferta pública secundaria de venta de hasta 11,410,026 acciones y de la cual la Compañía no recibirá recursos ("La Oferta Nacional"). El precio de colocación fue de $ 25.50 (pesos nominales) por acción, por lo que el monto de la oferta nacional primaria y secundaria ascendió a $ 1,716,638 (nominal) y $ 290,956 (nominal), respectivamente. Simultáneamente a la Oferta Nacional, se realizó una oferta privada en los Estados Unidos de América y otros lugares del extranjero de 8,747,686 acciones ("La Oferta Internacional") con los mismos términos; por lo tanto, la Oferta Global fue 76,066,836 acciones, de las cuales aproximadamente el 88.50% se colocó en la Oferta Nacional y el 11.50% restante en la Oferta Internacional.

Una vez realizada la Oferta Global, el capital social pagado está representado por 436,574,580 acciones, de las cuales las acciones de la Oferta Global Primaria representan el 20.04% del capital social de la Compañía.

b) Como se indica en la nota 15a, a los estados financieros consolidados, el 22 de julio de 2005, Industrias CH, S.A. de C.V. y su subsidiaria Grupo Simec, S.A. de C.V. (SIMEC) adquirieron las acciones en circulación de PAV Republic Inc. ("Republic"), a través de la subsidiaria de SIMEC; SIM Rep Corporation. La transacción fue valuada en $ 229 millones de dólares, Simec adquirió el 50.2% de las acciones representativas de Republic e ICH el 49.8% restante.

El total del precio de adquisición de Republic, fue distribuido a los activos adquiridos y los pasivos asumidos en base a los valores justos al 22 de julio de 2005. Los valores justos fueron determinados primordialmente sobre valuaciones y estimaciones independientes realizadas por la administración. El precio de la adquisición resultó en un crédito mercantil negativo que fue distribuido a todos los activos no circulantes.

c) Simec adquirió el total de las acciones de Operadora de Apoyo Logístico, S.A. de C.V., (una empresa subsidiaria de Grupo TMM, S.A. de C.V.) por un importe de $ 132 millones de pesos, para convertirla en la operadora de las tres plantas siderúrgicas de México.

d) Como se indica en la Nota 15c, a los estados financieros consolidados, el 9 de agosto de 2004, la Compañía adquirió, a través de su subsidiaria Grupo Simec, S.A. de C.V., la mayoría de los activos de Atlax, S.A. de C.V. y ciertos activos de Operadora Metamex, S.A. de C.V., más las obligaciones laborales acumuladas a dicha fecha. Los activos consisten en inventarios y plantas siderúrgicas, ubicadas en Apizaco, Tlaxcala y Cholula, Puebla, y producen aceros especiales y perfiles comerciales. El precio de compra de estos activos fue de aproximadamente 120 millones de dólares.

e) Durante el 2004, los accionistas minoritarios de Simec ejercieron su derecho de preferencia y adquirieron acciones en tesorería, por lo que la participación accionaria de ICH disminuyó al 84.91% al 31 de diciembre de 2004. Por otra parte, durante el 2005 la compañía realizó aumentos de capital social en su Subsidiaria Simec. Como consecuencia de estas operaciones, la participación accionaria de ICH se incrementó a 85.39% en 2005.

f) Derivado de un proceso de licitación de subasta pública de cartera vencida sin recurso, en 2003 ICH adquirió, por medio de su compañía subsidiaria Administradora de Cartera de Occidente, S.A. de C.V. (ACOSA), la cesión de créditos con recuperación compartida y los derechos litigiosos y obligaciones derivadas de ciertos créditos. Posteriormente, con fecha 11 de diciembre de 2003, y previa autorización de los bancos cedentes, ICH vendió a Grupo Simec, S.A. de C.V. el 99.98% de las acciones de ACOSA. El monto de la inversión en esta operación al 31 de diciembre de 2003 fue de $ 11,195. A partir de que la Compañía alcance el punto de equilibrio (al 31 de diciembre de 2005, no ha alcanzado el punto de equilibrio), deberá pagar a los cedentes el 50% de los montos recuperados (después de deducir el monto de gastos permitidos erogados para lograr la recuperación respectiva), los cuales deben ser entregados dentro de los primeros cinco días hábiles del mes siguiente en que se produzca la recuperación. Al 31 de diciembre de 2004, ACOSA reservó el 100% del saldo de esta cuenta debido a que no se ha recuperado ningún crédito. El efecto de dicha reserva se cargo a los resultados del ejercicio 2004, en la cuenta de otros gastos.

El Consejo de Administración de la Compañía decidió escindir su subsidiaria Compañía Siderúrgica de California S.A. de C.V., transmitiendo el total de su patrimonio social, a dos sociedades escindidas, las cuales son: Controladora Simec, S.A. de C.V. y Arrendadora Simec, S.A. de C.V., extinguiéndose la sociedad escindente como consecuencia, para separar el control de las acciones de las compañías subsidiarias, de la propiedad de los activos que integran las plantas industriales de Guadalajara y Mexicali.

2. Resumen de las principales políticas contables

a) Bases de presentación y revelación

Los estados financieros consolidados adjuntos se prepararon de acuerdo con los principios de contabilidad generalmente aceptados en México (PCGA), los cuales incluyen el reconocimiento de los efectos de la inflación en la información financiera, y están expresados en pesos de poder adquisitivo constante, con base en el Índice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México.

Los índices que se utilizaron para efectos de reconocer la inflación fueron los siguientes:

31 de diciembre de	INPC	Inflación
2005	116.301	3.33%
2004	112.550	5.19%
2003	106.996	3.97%

Para propósito de revelación en las notas a los estados financieros consolidados, cuando se hace referencia a miles de pesos o "$", se trata de miles de pesos mexicanos y cuando se hace referencia a "dólares", se trata de dólares de los Estados Unidos de Norteamérica.

b) Bases de consolidación

Los estados financieros consolidados incluyen los de Industrias CH, S.A. de C.V. y los de sus subsidiarias en las que posee más del 50% de su capital social y/o ejerce control. Los saldos, inversiones y transacciones importantes entre las compañías han sido eliminados en estos estados financieros consolidados. La consolidación se efectuó con base en los estados financieros auditados de las compañías emisoras, los que fueron preparados de acuerdo con PCGA.

Al 31 de diciembre de 2005 y 2004, las compañías subsidiarias son las siguientes:

	Tenencia accionaria	
	2005	2004
Grupo Simec, S.A. de C.V.	**85.39%**	84.91%
Compañía Siderúrgica de Guadalajara, S.A. de C.V. (CSG)	**85.39%**	84.91%
Compañía Siderúrgica de California, S.A. de C.V. (CSC) (escindida en 2005)	**-**	84.91%
Arrendadora Simec, S.A. de C.V. (a partir de 2005)	**85.39%**	-
Simec Internacional, S.A. de C.V. (a partir de 2005)	**85.39%**	-
Controladora Simec, S.A. de C.V. (a partir de 2005)	**85.39%**	-
SimRep y Subsidiarias (a partir de 2005)	**100.00%**	-
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (a partir de 2004)	**85.39%**	84.91%
Undershaft Investments, N.V.	**85.39%**	84.91%
Pacific Steel, Inc.	**85.39%**	84.91%
Administradora de Servicios de la Industria Siderúrgica, S.A. de C.V.	**85.39%**	84.91%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	**85.39%**	84.91%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	**85.39%**	84.91%
Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (antes Diseños y Construcciones Industriales y Comerciales, S.A. de C.V.)	**85.39%**	84.91%
Industrias del Acero y del Alambre, S.A. de C.V.	**85.39%**	84.91%
Procesadora Mexicali, S.A. de C.V.	**85.39%**	84.91%
Servicios Simec, S.A. de C.V.	**85.39%**	84.91%
Sistemas de Transporte de Baja California, S.A. de C.V.	**85.39%**	84.91%
Operadora de Metales, S.A. de C.V. (a partir de 2004)	**85.39%**	84.91%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V. (a partir de 2004)	**85.39%**	84.91%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (a partir de 2004)	**85.39%**	84.91%

	Tenencia accionaria	
	2005	2004
Administradora de Cartera de Occidente, S.A. de C.V.	**85.39%**	84.91%
Tuberías Procarsa, S.A. de C.V.	**99.99%**	99.99%
Operadora Procarsa, S.A. de C.V.	**99.99%**	99.99%
Procarsa, S.A. de C.V.	**99.99%**	99.99%
Recubrimientos Procarsa, S.A. de C.V.	**99.99%**	99.99%
Pytsa Monclava, S.A. de C.V.	**99.99%**	99.99%
Inmobiliaria Procarsa, S.A. de C.V.	**99.99%**	99.99%
Comercializadora de Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	**99.99%**	99.99%
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	**99.99%**	99.99%
Pytsa Industrial, S.A. de C.V.	**99.99%**	99.99%
Inmobiliaria Pytsa, S.A. de C.V.	**99.99%**	99.99%
Aceros y Laminados Sigosa, S.A. de C.V.	**99.99%**	99.99%
Sigosa Aceros, S.A. de C.V.	**99.99%**	99.99%
Administración y Control de la Producción, S.A. de C.V.	**99.99%**	99.99%
Siderúrgica del Golfo, S.A. de C.V.	**99.99%**	99.99%
Servicios Administrativos Sigosa, S.A. de C.V. (1)	**99.99%**	99.99%
Operadora de Industrias CH, S.A. de C.V.	**99.99%**	99.99%
Operadora ICH, S.A. de C.V.	**99.99%**	99.99%
Aceros CH, S.A. de C.V.	**99.99%**	99.99%
Servicios CH, S.A. de C.V.	**99.99%**	99.99%
Administradora de Empresas, S.A. de C.V.	**99.99%**	99.99%
Procarsa Industrial, S.A. de C.V.	**99.99%**	99.99%
Lámina y Maquilas del Norte, S.A. de C.V. (1)	**99.99%**	99.99%
Tubulares y Perfiles Industriales, S.A. de C.V. (1)	**99.99%**	99.99%
Comercializadora Pytsa, S.A. de C.V. (1)	**99.99%**	99.99%
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (1)	**99.99%**	99.99%
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V.(1)	**99.99%**	99.99%
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (1)	**99.99%**	99.99%
Operadora de Apoyo Logístico, S.A. de C.V.	**100.00%**	-

(1) Compañías en suspensión de actividades

c) Conversión de estados financieros de subsidiarias en el extranjero

Los estados financieros de las subsidiarias extranjeras que se consolidan fueron convertidos a moneda nacional, de conformidad con el Boletín B-15, "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras". Las compañías subsidiarias en el extranjero Pacific Steel y Undershaft Investment fueron consideradas como "operación extranjera integrada", por lo que sus estados financieros fueron convertidos a moneda nacional mediante el siguiente procedimiento:

- Aplicando el tipo de cambio a la fecha del balance general para las partidas monetarias.

- Aplicando el tipo de cambio de cuando se originaron los activos no monetarios y el capital, y el tipo de cambio promedio ponderado del periodo para las partidas de resultados, excepto las derivadas de activos no monetarios, por las cuales se utiliza el tipo de cambio del activo correspondiente.

- El efecto de conversión resultante se registra en el estado de resultados dentro del resultado integral de financiamiento.

- Actualizando los valores resultantes conforme a las disposiciones del Boletín B-10 de los PCGA, aplicando el INPC.

Para la conversión de SimRep y subsidiarias se consideró como entidad extranjera, por lo que sus estados financieros fueron convertidos a moneda nacional, mediante el siguiente procedimiento

- Actualizando los valores en moneda extranjera conforme a las disposiciones del Boletín B-10, aplicando el INPC de la entidad extranjera.

- Aplicando el tipo de cambio a la fecha del balance general consolidado para los activos y pasivos monetarios y no monetarios.

- Aplicando el tipo de cambio de cierre a las partidas de ingresos y gastos del período que se informa.

- El efecto de conversión resultante se registra en una cuenta del capital contable bajo el rubro de "efectos de conversión de entidades extranjeras" (incluido en el resultado por tenencia de activos no monetarios)

d) Efectivo y equivalentes

Los equivalentes de efectivo incluyen depósitos en cuentas bancarias, monedas extranjeras y otros similares de inmediata realización. A la fecha de los estados financieros consolidados, los intereses ganados y las utilidades o pérdidas en valuación se incluyen en los resultados del ejercicio, como parte del resultado integral de financiamiento.

e) Inventarios y costo de ventas

Los inventarios se valúan originalmente de costos promedios, y posteriormente se ajustan para dejarlos expresados a su costo de reposición o valor de mercado, el menor. Los valores se determinan sobre las siguientes bases:

Billet, productos terminados y en proceso	Al costo directo de la última producción del mes.
Materias Primas	De acuerdo con los precios de compra que regían en el mercado a la fecha del balance general consolidado.
Materiales, refacciones y rodillos	Al costo histórico actualizado por los índices de inflación de la industria del acero.

La Compañía clasifica como inventarios a largo plazo los rodillos y refacciones que, de acuerdo con datos históricos y tendencias de producción, no se utilizarán en el corto plazo (un año).

La estimación de lento movimiento se determina considerando el costo del reproceso de los inventarios de materiales y productos terminados cuya rotación es mayor a un año.

El costo de ventas representa el costo de reposición de los inventarios al momento de la venta, expresado en pesos de poder adquisitivo al cierre del ejercicio mas reciente que se presenta.

f) Instrumentos financieros derivados.-

Durante 2005 y 2004 la Compañía utilizó instrumentos financieros derivados con el fin de dar certidumbre a los precios de gas natural, realizando estudios de volúmenes históricos, necesidades futuras o compromisos adquiridos, evitando así la exposición a riesgos ajenos a la operación de los negocios. La Compañía mantiene vigilancia sobre sus riesgos financieros a través de la Dirección General, que continuamente analiza el riesgo de la Compañía en cuanto a precios, crédito y liquidez.

Los riesgos derivados de las fluctuaciones en el gas natural, cuya cotización está basada en la oferta y demanda de los principales mercados internacionales, son cubiertos mediante contratos de intercambio de flujo de efectivo o swaps de gas natural, donde la compañía recibe precio flotante y paga precio fijo. Las fluctuaciones en el precio de este insumo energético, provenientes de volúmenes consumidos, se reconocen como parte de los costos de operación de la Compañía.

La Compañía reconoce el valor razonable del instrumento de cobertura en el pasivo o en el activo, según corresponda. Al cierre de cada mes se actualiza el valor razonable y, por tanto, el valor del pasivo o el activo conforme a la nueva estimación. Como se menciona en la nota 7, la Compañía decidió adoptar anticipadamente el Boletín C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura", por lo que al 31 de diciembre de 2005 y 2004 el valor razonable del swap de gas natural, que fue designado a cubrir la exposición que tienen los consumos futuros de gas para el periodo enero de 2004 a diciembre de 2006, en términos de la variabilidad en el precio del gas natural, se reconoció dentro de la cuenta de utilidad integral, en el capital contable de la Compañía.

g) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se reconocen a su valor de adquisición y posteriormente se actualizan mediante la aplicación de factores de ajuste derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, la cual se actualiza utilizando los índices inflacionarios del país de origen y las variaciones de los tipos de cambio en relación con el peso.

La depreciación de los inmuebles, maquinaria y equipo se calcula sobre el valor actualizado de los activos, utilizando el método de línea recta y con base en su vida útil estimada, determinada en forma individual por peritos independientes (en el caso de edificios y maquinaria) y por la administración de la Compañía (en el caso de equipo).

El resultado integral de financiamiento correspondiente a activos en periodo de construcción o instalación, se capitaliza como parte del valor de los activos y se actualiza con un factor derivado del INPC desde la fecha de capitalización hasta el cierre del ejercicio y se amortiza en el plazo promedio a depreciación de los activos correspondientes.

Las vidas útiles totales de los principales grupos de activos son como sigue:

	Años
Edificios	15 a 100
Maquinaria y equipo	10 a 50
Equipo de transporte	4 a 20
Muebles, enseres y equipo de cómputo	10 a 15

Los gastos de mantenimiento y reparaciones menores se registran en los resultados cuando se incurren.

h) Otros Activos, intangibles y cargos diferidos

Los otros activos incluyen principalmente, gastos de organización y gastos preoperativos, los cuales se presentan a su valor actualizado con base en el INPC. La amortización se calcula por el método de línea recta, sobre la base del valor actualizado, en un periodo que va de 3 a 20 años.

Los activos intangibles y cargos diferidos de la Compañía incluyen costos relacionados a la marca de Republic, cartera de clientes, acuerdos laborales, de licencias y proveedores. El importe registrado por estos conceptos fue determinado por peritos independientes. La marca de Republic tiene una vida útil indefinida y no será amortizada. La cartera de clientes de Republic, la cual tiene una vida estimable es amortizada sobre su vida de acuerdo al método de línea recta. El valor intangible asignado a ciertos acuerdos laborales, de licencia y de los proveedores se amortizan sobre la vida útil de acuerdo con el método de línea recta. El gasto de amortización sobre intangibles ascendió a $ 27.1 millones desde la fecha de adquisición de Republic a la fecha de los estados financieros.

i) Provisiones

La Compañía reconoce, con base en estimaciones de la administración, provisiones de pasivo por aquellas obligaciones presentes en las que la transferencia de activos o la prestación de servicios es virtualmente ineludible y surge como consecuencia de eventos pasados, principalmente por sueldos y otros pagos al personal y honorarios.

j) Primas de antigüedad y beneficios por terminación laboral

Los beneficios acumulados por primas de antigüedad, a que tienen derecho los trabajadores por ley, y las indemnizaciones legales por separación previo al retiro y legal al retiro (a partir del 2005), se reconocen en los resultados de cada ejercicio, con base en cálculos actuariales del valor presente de esta obligación. La amortización del costo de los servicios anteriores, se basa en la vida de servicio estimada del personal. Al 31 de diciembre de 2005, la vida de servicio estimada de los empleados que tienen derecho a los beneficios del plan es aproximadamente de 15 años (ver nota 11)

Hasta el año 2004, las demás compensaciones, principalmente indemnizaciones, a que tiene derecho el personal, se reconocían en los resultados del ejercicio en que se pagaban

Derivado de la emisión del Boletín D-3 “Obligaciones laborales”, revisado, por parte del IMCP, el cual establece las reglas de valuación, presentación y revelación de “Otros Beneficios posteriores al retiro”, así como de las reducciones y extinciones anticipadas de los mismos, e incluye las reglas aplicables por concepto de “Remuneraciones al término de la relación laboral”, se modifico la política de reconocimiento de las obligaciones por indemnizaciones al despido. El cambio a estas nuevas reglas no se consideraron materiales tomando a los estados financieros en su conjunto.

k) Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU)

El ISR diferido se registra de acuerdo con el método de activos y pasivos, que compara los valores contables y fiscales de los mismos. Se reconocen impuestos diferidos (activos y pasivos) por las consecuencias fiscales futuras atribuibles a las diferencias temporales entre los valores reflejados en los estados financieros de los activos y pasivos existentes y sus bases fiscales relativas, así como por las pérdidas fiscales por amortizar y los créditos fiscales no usados (IMPAC). Los activos y pasivos por impuestos diferidos se calculan utilizando las tasas establecidas en la ley, que se aplicarán a la utilidad gravable en los años en que se estima que se revertirán las diferencias temporales. El efecto de cambios en las tasas fiscales sobre los impuestos diferidos se reconoce en los resultados del período en que se aprueban dichos cambios.

El IMPAC se compensa contra el ISR diferido, con la debida evaluación de su recuperabilidad.

En el caso de PTU, únicamente se da el tratamiento de impuestos diferidos a las diferencias temporales que surgen de la conciliación entre la utilidad del ejercicio y la renta gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio futuro, y no exista algún indicio de que los pasivos o los beneficios no se puedan materializar.

l) Crédito diferido

El crédito diferido se obtiene de la diferencia entre el valor contable de la compañía adquirida y la cantidad pagada. Dicha diferencia será registrada en resultados en la proporción que representa el aprovechamiento de sus activos.

m) Actualización de capital social, otras aportaciones y utilidades retenidas

Se determina multiplicando las aportaciones y las utilidades retenidas por factores derivados del INPC, que miden la inflación acumulada desde las fechas en que se realizaron las aportaciones y se generaron las utilidades hasta el cierre del ejercicio mas reciente. Los importes así obtenidos representan los valores constantes de la inversión de los accionistas.

n) Efecto inicial acumulado de impuesto sobre la renta diferido

Representa el efecto del reconocimiento de impuestos diferidos acumulados a la fecha en que se adoptó el principio contable relativo, reexpresado a la fecha del balance general mas reciente que se presenta.

o) Resultado por tenencia de activos no monetarios

Representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos específicos y el determinado utilizando factores derivados del INPC, disminuido de los efectos de impuestos diferidos relativos, a partir de la fecha en que se adoptó el Boletín relativo.

p) Resultado Integral de financiamiento (RIF)

El RIF incluye intereses, la utilidad y pérdida en cambios, neta y el efecto monetario.

Las operaciones en moneda extranjera se registran al tipo de cambio aplicable a la fecha de su celebración. Los activos y pasivos en monedas extranjeras se valúan al tipo de cambio de la fecha del balance general. Las diferencias cambiarias entre la fecha de celebración y las de su cobro o pago, así como las derivadas de la conversión de los saldos denominados en monedas extranjeras a la fecha de los estados financieros, se aplican a resultados.

En la Nota 4 se muestra la posición consolidada en monedas extranjeras al final de cada ejercicio y los tipos de cambio utilizados en la conversión de estos saldos.

El efecto monetario se determina multiplicando la diferencia entre los pasivos y activos monetarios al inicio de cada mes, por la inflación del mismo y hasta el cierre del ejercicio. La suma de los resultados así obtenidos representa el efecto monetario del ejercicio provocado por la inflación, que se lleva a los resultados del ejercicio.

q) Costos ambientales

La Compañía determinó un pasivo para cubrir los costos de la remediación ambiental que considera probable y estimable por su subsidiaria en el extranjero.

r) Reconocimiento de ingresos

Los ingresos por ventas se reconocen en el momento en el cual se transfiere al cliente la propiedad de los productos, lo cual ocurre cuando los clientes reciben y aceptan las mercancías que les fueron embarcadas.

La Compañía registra las provisiones necesarias para reconocer las devoluciones y los descuentos sobre ventas al momento en que se reconocen los ingresos relativos, los cuales se deducen de las ventas en los estados de resultados, o se incluyen en los gastos de venta, según corresponda.

s) Concentración de negocio y crédito

La Compañía se dedica a la manufactura y venta de productos siderúrgicas destinados al mercado de la construcción, además de autopartes y energía. Los productos de la Compañía se comercializan con un gran número de clientes, sin que exista concentración importante en algún cliente específico. La Compañía registra las estimaciones necesarias para pérdidas en la recuperación de sus cuentas por cobrar, con base en análisis y estimaciones de la administración.

t) Utilidad por acción

La utilidad básica por acción de cada período ha sido calculada dividendo la utilidad neta consolidada entre el promedio ponderado de las acciones en circulación de cada ejercicio.

u) Uso de estimaciones

La preparación de estados financieros consolidados, requiere que la administración de la Compañía efectúe estimaciones razonables que pueden afectar los importes reportados de activos y pasivos y la revelación de activos y pasivos contingentes a la fecha de los estados financieros y los importes de ingresos y gastos reportados que surgen durante el ejercicio. Los resultados reales pudieran diferir de estas estimaciones.

La Compañía ha efectuado estimaciones contables significativas con respecto a las estimaciones de valuaciones para cuentas por cobrar, inventarios, activos de larga duración, activos y pasivos de impuestos sobre la renta diferidos, pasivos y obligaciones ambientales relacionados con el cuidado de la salud de los empleados.

La Compañía tiene la política de establecer una estimación de cuentas de cobro dudoso de acuerdo al análisis detallado efectuado por la administración.

v) Contingencias.-

Las obligaciones o pérdidas importantes relacionadas con contingencias se reconocen cuando es probable que sus efectos se materialicen y existan elementos razonables para su cuantificación. Si no existen estos elementos razonables, se incluye su revelación en forma cualitativa en las notas a los estados financieros consolidados. Los ingresos, utilidades o activos contingentes se reconocen hasta el momento en que existe certeza prácticamente absoluta de su realización.

w) Deterioro del valor de recuperación de inmuebles, maquinaria y equipo y otros activos no circulantes.-

La Compañía evalúa periódicamente los valores actualizados de inmuebles, maquinaria y equipo y otros activos no circulantes, para determinar la existencia de indicios de que dichos valores exceden su valor de recuperación. El valor de recuperación representa el monto de los ingresos netos potenciales que se espera razonablemente obtener como consecuencia de la utilización de dichos activos. Si se determina que los valores actualizados son excesivos, la Compañía registra las estimaciones necesarias para reducirlos a su valor de recuperación. Cuando se tiene la intención de vender los activos, éstos se presentan en los estados financieros a su valor actualizado o de realización, el menor.

x) Segmentos.

El Boletín B-5 "Segmentos" emitido por el IMCP en abril de 2003, establece las disposiciones para revelar la información financiera por segmentos. La información financiera por segmentos es preparada en función al enfoque gerencial y de la información disponible para dicho análisis (ver nota 16).

y) Reclasificaciones.

Algunas de las cifras de los estados financieros de 2004, han sido reclasificadas para conformar su presentación con la utilizada en el ejercicio de 2005.

3. Cambio contable

a) Adquisiciones de negocios

En 2004, el Instituto Mexicano de Contadores Públicos, emitió el Boletín B-7 cuyos aspectos más importantes son: (a) adopción del método de compra como regla única de valuación para la adquisición de negocios e inversiones en entidades asociadas, con lo que se elimina la supletoriedad de la Norma Internacional de Contabilidad NIC 22, *"Combinación de negocios"* , (b) modificación del tratamiento contable del crédito mercantil, eliminando su amortización y sujetándolo a las reglas de deterioro, así como requiriendo que, en caso de que exista crédito mercantil negativo pendiente de amortizar a la fecha en que se adopte el Boletín, se considere de inmediato en los resultados del ejercicio, como parte del efecto del cambio en principios de contabilidad; (c) establecimiento de reglas especificas para el reconocimiento contable de la adquisición del interés minoritario y para transferencias de activos e intercambio de acciones entre actividades bajo un control común , y (d) complemento del tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios, de acuerdo al Boletín C-8, "Activos intangibles".

La Compañía adoptó anticipadamente este boletín del 1 de enero de 2004, con los efectos que se indican a continuación:

Reconocimiento en resultados del remanente al 31 de diciembre de 2003 del exceso del valor en libros sobre el costo de las acciones de compañías subsidiarias adquiridas	$ 450,215
Impuesto sobre la renta diferido	144,069
Efecto al inicio de 2004 por cambios en principios de contabilidad, neto de impuestos sobre la renta diferido	$ 306,146

4. Posición en moneda extranjera.-

a) Al 31 de diciembre de 2005 y 2004 los estados financieros incluyen derechos y obligaciones como sigue:

	Miles de dólares		**Miles de euros**		**Miles de libras esterlinas**		**Miles de marcos alemanes**	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Activos a corto plazo	**314,725**	122,261	-	-	-	-	-	-
Pasivos a corto plazo	**(262,348)**	(66,131)	**(86)**	(78)	**(87)**	(87)	**(49)**	(49)
Pasivo a largo plazo	**(36,095)**	-	-	-	-	-	-	-
Posición activa (pasiva), neta	**16,282**	56,130	**(86)**	(78)	**(87)**	(87)	**(49)**	(49)

Los tipos de cambio del peso en relación con las monedas extranjeras, al 28 de abril de 2006 y al 31 de diciembre de 2005 y 2004, fueron los siguientes (cifras en pesos):

	28 de Abril de 2006	**2005**	2004
Dólar	11.1578	10.7777	11.264
Euro	13.9983	12.5797	15.169
Libra esterlina	20.1838	18.3570	21.474
Marco alemán	7.1572	6.4319	7.755

Al 31 de diciembre de 2005 y 2004, la Compañía tenía la siguiente posición de activos no monetarios de origen extranjero, o cuyo costo de reposición se puede determinar únicamente en dólares.

	Miles de dólares	
	2005	2004
Maquinaria y equipo, neto	383,707	296,195
Inventarios	289,715	38,349
	673,422	334,544

b) A continuación se resumen las transacciones efectuadas con el extranjero, excluyendo las importaciones de maquinaria y equipo y las operaciones de la subsidiaria en el extranjero, por los ejercicios terminados el 31 de diciembre de 2005 y 2004:

	(Cifras en miles de dólares)	
	2005	2004
Ventas	$ 114,250	$ 92,740
Compras (materias primas)	67,600	109,333
Otros gastos (refacciones)	8,093	6,445
Gastos por intereses	3,478	28

El tipo de cambio del peso en relación con las monedas extranjeras, utilizado por la Compañía, se basa en un promedio ponderado de tipos de cambio de mercado, disponibles para la liquidación de sus transacciones en monedas extranjeras. No se cuenta con instrumentos financieros derivados para cubrir el riesgo cambiario.

La Compañía tiene subsidiarias en el extranjero, cuyos activos y obligaciones combinados se resumen a continuación:

	Miles de dólares	
	2005	2004
Activos circulantes monetarios	110,499	1,292
Inventarios y gastos anticipados	278,157	7
Pasivos a corto plazo	(121,745)	(6,824)
Capital de trabajo	266,911	(5,525)
Inmuebles, maquinaria y equipo	139,787	1,766
Otros activos y cargos diferidos	32,702	-
Pasivos a largo plazo	(100,233)	-
Capital contable	339,167	(3,759)

5. Operaciones y saldos con compañías relacionadas

a) Las operaciones realizadas con compañías relacionadas, en los años terminados el 31 de diciembre de 2005 y 2004, fueron como sigue:

	2005	2004
Ventas	**$ 670,833**	$ 511,733
Compras	**179,057**	265,199
Otros ingresos	**19**	318
Otros gastos	**3**	-
Servicios pagados	**24,643**	15,645
Servicios cobrados	**6,082**	7,395
Gastos por interés	**1,518**	364
Ingresos por interés	**-**	755

b) Los saldos con partes relacionadas al 31 de diciembre de 2005 y 2004 se integran como sigue:

	2005	2004
Por cobrar:		
Sistemas Estructurales y Construcciones S.A. de C.V.	**$ 88,632**	$ -
Sigosa Steel Co.	**954**	5,799
Procarsa Tube & Pipe	**-**	4,985
Tuberías y Láminas la Metálica, S.A. de C.V.	**-**	2,662
Operadora de Perfiles y Estructuras del Norte, S.A. de C.V.	**-**	1,036
Industrial de Herramientas CH, S.A. de C.V.	**88,803**	-
Otros	**2,025**	1,857
	$ 180,414	$ 16,339
Por pagar:		
Joist Estructuras, S.A. de C.V. (antes Seyco Joist, S.A. de C.V.	**$ 217,476**	$ 77,681
Construnorte, S.A. de C.V.	**20,626**	20,909
Operadora de Manufacturera de Tubos, S.A. de C.V.	**212,706**	8,437
Construalco, S.A. de C.V.	**5,397**	10,256
Seyco Estructuras, S.A. de C.V.	**54,375**	-
Operadora de Procesos de Acero, S.A. de C.V.	**65,153**	-
Tubería y Láminas la Metálica, S.A. de C.V:	**12,159**	-
Procarsa Tube & Pipe	**4,268**	-
Controladora VG, S.A. de C.V.	**2**	40,286
Inmobiliaria Belgrado, S.A. de C.V.	**7,512**	-
Otras	**4,350**	1,130
	$ 604,024	$ 158,699

Las compañías incluidas en tablas anteriores se consideran afiliadas, ya que los accionistas de dichas entidades son también accionistas de la compañía

La deuda a favor de Controladota VG, S.A. de C.V. corresponde a un contrato de apertura de crédito en cuenta corriente con vigencia del 1° de enero de 2004 al 31 de diciembre de 2005. El crédito devenga intereses a las tasas de mercado. Los demás saldos de las cuentas por cobrar y por pagar al 31 de diciembre de 2005 y 2004, se originaron de la operación normal de la compañía, y no generan o causan intereses.

6. Inventarios

Los inventarios se integran como sigue:

	2005	2004
Productos terminados	**$ 3,553,629**	$ 802,292
Productos en Proceso	**90,898**	69,542
Billet	**123,263**	159,163
Materias primas y materiales	**811,183**	1,731,269
Materiales, refacciones y rodillos	**153,725**	103,403
Anticipos a proveedores y otros	**432,042**	335,258
Materiales en tránsito	**194,045**	251,956
	5,358,785	3,452,883
Estimación para inventarios de lento movimiento y obsolescencia	**54,553**	46,300
Total inventarios circulantes	**5,304,232**	3,406,583
Inventarios no circulantes	**76,347**	68,537
Total	**$ 5,380,579**	$ 3,475,120

7. Instrumentos financieros derivados

La Compañía utiliza instrumentos financieros derivados, principalmente para compensar la exposición a la variabilidad de los precios del gas natural. Los instrumentos financieros derivados utilizados actualmente por la Compañía consisten en contratos swap de gas natural. La Compañía suscribe con PEMEX Gas y Petroquímica Básica (PGPB) este tipo de contratos, que permiten pagar un precio fijo y recibir un precio flotante. Estos derivados son designados como coberturas de flujo de efectivo para ciertos volúmenes específicos de consumo estimados de gas natural, que serán comprados y procesados durante el periodo 2004 a 2006. El valor es reconocido en el balance general a su valor razonable. Dado que los cambios en los flujos de efectivo del swap son altamente efectivos en mitigar la exposición a la variabilidad en el precio del gas natural, este derivado califica como instrumento financiero derivado de cobertura de tipo de flujo de efectivo y, por ende, el valor razonable del swap se registra en la cuenta de utilidad integral en el capital contable, conforme al Boletín C-10 "Instrumentos Financieros Derivados y Operaciones de Cobertura", el cual, la Compañía decidió adoptar en forma anticipada el 1 de enero de 2004.

Al 31 de diciembre de 2005 y 2004 la Compañía reconoció activos a su valor razonable por $ 71,099 y $ 28,631 y un pasivo diferido por ISR de $ 24,925 y $ 8,360, así como una utilidad integral neta en el capital contable de $ 46,174 y $ 20,270, respectivamente.

Con base en sus rotaciones de inventario, la Compañía considera que el gas natural que es quemado e incorporado a sus productos en un mes se ve reflejado dentro del costo de ventas en el mes posterior; es por ello que los efectos realizados de esta cobertura se reclasifican de la cuenta de utilidad integral hacia resultados en el mes de siguiente.

Republic, utiliza contratos de intercambio del flujo de efectivo de gas natural o intercambios para manejar los cambios en el costo del gas natural. Los contratos generalmente no son por más de un año. La Compañía reconoce el valor justo de estos instrumentos como pasivos o activos y registra los cambios en el valor justo dentro del resultado integral, un componente del capital contable. Cuando una transacción se liquida, la utilidad o pérdida realizada se reconoce como componente del costo del bien vendido. Por el período del 22 de julio al 31 de diciembre de 2005, la Compañía registró $ 7.5 millones como una reducción al costo de ventas como resultado de las transacciones liquidadas.

8. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se analizan como sigue:

	2005	2004
Edificios	**$ 2,856,399**	$ 2,758,160
Maquinaria y equipo	**9,089,706**	8,796,970
Equipo de transporte	**87,936**	87,329
Muebles, enseres y equipo de cómputo	**79,752**	65,203
	12,113,793	11,707,662
Menos depreciación acumulada	**4,653,340**	4,542,861
	7,460,453	7,164,801
Terrenos	**811,488**	777,120
Construcciones en proceso y maquinaria en instalación	**598,214**	15,087
Maquinaria y equipo fuera de uso	**30,568**	31,586
	$ 8,900,723	$ 7,988,594

(*) Las construcciones en proceso corresponden principalmente a maquinaria; la conclusión de estos proyectos se estima para mayo de 2006 y el monto pendiente de invertir se estima en $ 78,599.

Hasta el 31 de diciembre de 2005 y 2004, la Compañía ha capitalizado RIF en edificios y en maquinaria y equipo, como un complemento al costo de adquisición, por un importe neto de $ 469,636 y $ 477,603; respectivamente.

9. Provisiones

Las provisiones al 31 de diciembre del 2005 y 2004 se integran como sigue:

2005	**Sueldos y otros pagos al personal**	**Honorarios**	**Total**
Saldos al 31 de diciembre de 2004	**$ 6,369**	**$ 3,578**	**$ 9,947**
Incrementos cargados a resultados	**342,622**	**5,767**	**348,389**
Pagos	**(337,444)**	**(5,022)**	**(342,466)**
Saldos al 31 de diciembre de 2005	**$ 11,547**	**$ 4,323**	**$ 15,870**

2004	Sueldos y otros pagos al personal	Honorarios	Total
Saldos al 31 de diciembre de 2003	$ 8,864	$ 1,523	$ 10,387
Incrementos cargados a resultados	164,689	6,387	171,076
Pagos	(166,745)	(4,332)	(171,077)
Saldos al 31 de diciembre de 2004	$ 6,808	$ 3,578	$ 10,386

10. Documentos por pagar, deuda financiera a largo plazo y papel a mediano plazo

a) Documentos por pagar

Créditos con BBVA Bancomer, S.A., que devengan intereses a una tasa anual que fluctúa entre el 3.24% y 3.37%, con vencimientos hasta el 31 de marzo de 2005, sin garantía específica.

b) Deuda financiera a largo plazo

La deuda financiera a largo plazo, al 31 de diciembre de 2005 y 2004, se integra como sigue:

	2005	2004
Deuda con Ohio Department of Development	$ **46,690**	$ -
Crédito revolvente con General Electric Capital (GE Capital)	**359,975**	-
Papel a mediano plazo	**3,254**	3,515
Total de la deuda financiera a largo plazo	**409,919**	3,515
Menos vencimientos circulantes de la deuda financiera a largo plazo	**20,898**	3,515
Deuda financiera a largo plazo, excluyendo vencimientos circulantes	$ **389,021**	$ -

Crédito revolvente con General Electric capital (GE Capital)

Al 22 de julio de 2005, Republic tiene un crédito revolvente disponible con garantía por $ 250 millones de dólares con General Electric Capital Corporation (GE capital), con vencimiento en mayo del 2009 con posibilidad de renovarse hasta el 20 de mayo del 2010, a partir del 1 de noviembre del 2005, se redujo el crédito disponible de $ 250 millones de dólares a $ 150 millones de dólares.

Al 31 de diciembre del 2005, Republic tiene un saldo por pagar a GE Capital por $ 33.4 millones de dólares y $ 3.3 millones de dólares en cartas de crédito. El monto que Republic tiene disponible al 31 de diciembre de 2005, asciende a $ 113.3 millones de dólares. Republic paga una comisión anual del 0.50% sobre el crédito no utilizado. Las disposiciones que se puedan utilizar están limitadas bajo la siguiente base, la suma del 85% de las cuentas por cobrar determinadas más el 65% de inventario determinado.

Los préstamos otorgados por GE Capital están garantizados por los inventarios y cuentas por cobrar propiedad de Republic y sus adquisiciones posteriores. Las obligaciones de este crédito de GE Capital están garantizadas incondicional e irrevocablemente en común por las subsidiarias de Republic.

El préstamo con GE capital genera interés de acuerdo a las siguientes opciones que elija Republic: en una tasa indexada igual a la más alta del "prime rate" publicada por el diario Wall Street Journal, más el margen aplicable, o la tasa de Federal funds más 50 puntos de base por año, más el margen aplicable; o LIBOR más el margen aplicable. Los márgenes fueron ajustados basados en la tasa disponible para el trimestre sobre una base anticipada. La base para el margen aplicable para la tasa indexada se ajustaron entre 0.00% y 1.00%, y la tasa para los márgenes aplicables al LIBOR se ajustaron entre 1.75% y 2.75%. Del 1 de noviembre de 2005 a finales de 2005, la tasa fue fija fue 0.00% para los márgenes aplicables del prime rate y 1.00% en el margen aplicable para el LIBOR. Al 31 de diciembre 2005, los préstamos bajo el crédito de GE Capital devengan intereses a la tasa de 7.25% anual para los préstamos de la tasa indexada y 5.38% anual para los préstamos de LIBOR.

A partir del 1 de enero de 2006, los márgenes aplicables serán ajustados de 0.00% a 0.25% para la tasa indexada y de 0.875% a 1.25% para los préstamos de LIBOR basados en la disponibilidad diaria del promedio en el trimestre anterior. El nuevo acuerdo también modifica la comisión sobre el crédito no utilizado de 0.50% a 0.375%. Basados en el último trimestre del 2005 de acuerdo a la tasa diaria disponible, los márgenes iniciales para 2006 serán 0.00% para la tasa indexada, 0.875% para la tasa de LIBOR, 0.500% para la comisión sobre el crédito no utilizado y 0.875% aplicable para la carta de crédito.

El crédito de GE Capital establece una serie de requisitos, obligaciones y limitantes, incluyendo restricciones en las inversiones de capital y mantenimiento. Los gastos en inversión de capital para cualquier ejercicio fiscal están limitados a $ 100.0 millones de dólares, excluyendo los gastos en inversión de capital financiados por ingresos de cualquier recuperación de seguro recibida. Al 31 de diciembre de 2005, la compañía está cumpliendo con todos los requisitos, obligaciones y limitantes establecidos en el crédito con GE capital.

Deuda con Ohio Department of Development

Republic tiene un préstamo con Ohio Department of Development que fue utilizado para modernizar la planta de Lorain en Ohio. El proyecto concluyó en 2003. La cantidad inicial del préstamo era $ 5.0 millones y genera intereses del 3% anual, con vencimientos el primer día de cada mes, hasta el vencimiento del préstamo en julio de 2008. Los pagos de capital vencen en la cantidad de $ 1.6 millones de dólares, $ 1.7 millones de dólares y $ 1.0 millones de dólares durante los años 2006, 2007 y 2008, respectivamente. El préstamo está garantizado por el proyecto de modernización del molino de 20"en la planta de Lorain.

c) Crédito con hipoteca industrial

En relación con el crédito hipotecario industrial, se efectuaron pagos anticipados en 2004 por 1,697,952 dólares, más sus intereses correspondientes.

Para garantizar este crédito, se constituyó una hipoteca industrial, en la que participan Grupo Simec y todas sus compañías subsidiarias que poseen inmuebles, maquinaria y equipo. La administración de la Compañía se encuentra en proceso de cancelar las garantías que se tenían en el contrato de reestructura firmado con los bancos, lo que le permitirá liberar la hipoteca industrial.

d) Pagarés subordinados en tercer lugar y papel a mediano plazo

El 22 de octubre de 1997 y 17 de agosto de 1998, CSG ofreció, a los tenedores del papel a mediano plazo de Simec, intercambiar a la par sus bonos por nuevos bonos denominados pagarés subordinados en tercer lugar. Los nuevos bonos devengaron intereses semestralmente a una tasa anual de interés del 10.5% y las amortizaciones de capital son semestrales, a partir del 15 de mayo de 2000 y hasta el 15 de noviembre de 2007, los cuales se liquidaron anticipadamente, según se indica en el siguiente párrafo.

El 15 de mayo de 2002, Simec disminuyó en 200,000 dólares la deuda que tenía con los tenedores de papel a mediano plazo, mediante el pago de 100,000 dólares y la obtención de una condonación de la deuda por un importe de 100,000 dólares más sus intereses correspondientes. Al 31 de diciembre de 2005, el monto de los bonos no intercambiados ascienden a 302,000 dólares, aproximadamente, más los intereses acumulados.

11. Obligaciones laborales

El costo, las obligaciones y otros elementos de primas de antigüedad y beneficios por terminación laboral, mencionadas en la nota 2j, se determinó con base en cálculos preparados por actuarios independientes al 31 de diciembre de 2005 y 2004.

Los componentes del costo neto de periodo de los años terminados al 31 de diciembre de 2005 y 2004, son los siguientes:

	2005	2004
Costo neto del período:		
Costo laboral	**$ 5,269**	$ 1,262
Costo financiero	**2,195**	610
Amortización del pasivo de transición	**2,549**	523
Amortización de servicios anteriores y modificaciones al plan	**149**	86
Efecto de extinción de obligaciones	**-**	369
Costo neto del período	**$ 10,162**	$ 2,850

A continuación se detalla el valor presente de las obligaciones por los beneficios de los planes:

	2005	2004
Importe de las obligaciones por beneficios proyectados (OBP)	**$ 48,706**	$ 14,830
Partidas pendientes de amortizar:		
Pasivo de transición	**(26,290)**	(2,880)
Servicios anteriores y modificaciones al plan	**(1,371)**	(292)
Variaciones en supuestos y ajustes por experiencia	**1,464**	(523)
Saldos del pasivo adicional	**6,537**	1,250
Pasivo neto proyectado reconocido en los balances generales consolidados	**$ 29,046**	$ 12,385

Los supuestos más importantes utilizados en la determinación del costo neto del período del plan, son los siguientes:

	2005	2004
Tasa real de descuento utilizada para reflejar el valor presente de las obligaciones	**4.5%**	4.5%
Tasa real de incremento en los niveles de sueldos futuros	**2%**	1%
Periodo de amortización del pasivo de transición	**15 años**	17 años

12. Planes de prestaciones de subsidiaria en el extranjero

La mayoría de los trabajadores de producción de Republic son asegurados por la contratación colectiva con la Unión de Siderúrgicos de América (United Steelworkers of America –USWA por sus siglas en inglés-). La contratación colectiva vence el 15 de agosto de 2007 (contrato laboral).

El contrato laboral establece un programa definido de aportación para la salud al retiro y prestaciones de pensiones. Se requiere que Republic aporte por cada hora trabajada el monto de $ 40.7 (pesos) hasta el vencimiento del contrato laboral. Por el período del 22 de julio al 31 de diciembre de 2005, la Compañía registró un gasto de $ 68.7 millones.

El contrato laboral incluye un plan de reparto de utilidades al cual la Compañía debe aportar el 15% del ingreso trimestral antes de impuestos, en exceso a $ 134.2 millones. Por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto de $ 7.5 millones.

Republic cuenta con un plan definido de aportación para el retiro que cubre casi todos los empleados asalariados y no sindicalizados. Este plan es diseñado para proporcionar prestaciones de retiro a través de aportaciones de la Compañía y por importes diferidos de la compensación de los empleados. Republic fondea aportaciones a este plan en cada período de pago en base a la edad y tiempo de servicio al mes de enero de cada año. El monto de la aportación de la Compañía es igual al salario base multiplicado por el porcentaje apropiado en base a la edad y los años de servicio. Se tiene derecho al 100% al cumplir cinco años de servicio. Además, se permite que los empleados hagan aportaciones a un plan para el retiro 401(k) por medio de montos diferidos de nómina. Republic otorga una aportación del 25% sobre el primer 5% de nómina que un empleado elige aportar. Los empleados adquieren el 100% las aportaciones 401(k) de Republic. Por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto de $ 11.9 millones en los planes de aportaciones para el retiro y 401(k) planes de aportaciones.

Republic cuenta con un plan de reparto de utilidades para los empleados asalariados y no sindicalizados excluyendo a un grupo de gerentes y ejecutivos, calculado sobre el 3% de los ingresos trimestrales antes de impuestos, Republic aportó en exceso a los $ 134.2 millones. Por el período del 22 de julio al 31 de diciembre de 2005, Republic registró un gasto de $ 1.1 millones.

Republic ofrece un plan de incentivos administrativos a un grupo selectivo de gerentes y ejecutivos. Los incentivos se basan en el logro de los objetivos selectivos corporativos e individuales que incluyen resultados financieros, mejora de rendimiento de productos, utilización de energía, calidad, seguridad, y flujo de efectivo. Por el período del 22 de

julio al 31 de diciembre de 2005, Republic no registró ningún gasto por este plan. En relación con la adquisición del 22 de julio de 2005 de Republic, la Compañía asumió el pasivo acumulado para este plan de $ 9.7 millones el cual fue pagado en enero 2006. Además, la Compañía asumió una compensación de incentivo para el Sr. Joseph F. Lapinsky, Director General, por $ 5.4 millones, el cual fue pagado en enero de 2006.

Republic cuenta con un plan de compensación diferida que cubre ciertos empleados clave. El plan permite que el empleado difiera un monto anual del salario base y otorga una aportación anual fija por Republic con base a un porcentaje del salario. Por el período del 22 de julio al 31 de diciembre de 2005, la Compañía registró un gasto de $ 1.1 millones.

13. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en la utilidad (PTU) y pérdidas fiscales por amortizar.-

A partir de 1995, la Compañía, como empresa controladora, obtuvo autorización para presentar declaración consolidada de ISR e IMPAC.

De acuerdo con la ley de ISR, en 2005 y 2004 la Compañía consolidó, al 60% el resultado fiscal de sus subsidiarias para propósitos del ISR e IMPAC.

La PTU se calcula prácticamente sobre las mismas bases que el ISR; pero sin reconocer los efectos de la inflación.

La Ley del IMPAC establece un impuesto del 1.8% sobre el valor de los activos actualizados, deducidos de ciertos pasivos.

Al 31 de diciembre de 2005 y 2004 el gasto (beneficio) de impuestos atribuible a la utilidad antes de ISR, PTU e interés minoritario, fue diferente del que resultaría de aplicar la tasa de 30% en 2005 y 33% en 2004, de ISR a la utilidad antes de estas provisiones e interés minoritario, como resultado de las partidas que se mencionan a continuación:

	2005	2004
Gasto "esperado"	**$ 475,637**	$ 757,377
Incremento (reducción) resultante de:		
Efecto de la inflación, neto	**25,434**	32,687
Partidas (no acumulables) no deducibles	**(113,234)**	12,365
Efectos de cambios publicados en leyes y tasas	**(519,521)**	(435,369)
Impuesto al activo y perdidas que expiraron	**24,204**	41,387
Cambio de reserva de valuación de activos por impuestos diferidos	**(70,489)**	13,329
Otros, neto	**1,250**	19,894
(Beneficio) gasto por ISR	**$ (176,719)**	$ 441,670

Los efectos de los impuestos de las diferencias temporales que originan porciones significativas de los activos y pasivos de impuestos diferidos, al 31 de diciembre de 2005 y 2004, se detallan a continuación:

	2005	2004
Activo diferidos:		
Estimación de cuentas incobrables	$ 79,157	$ 26,574
Provisiones de pasivo	107,979	23,649
Anticipos de clientes	46,921	41,547
Pérdidas fiscales por amortizar	1,238,305	165,278
IMPAC por recuperar	203,894	255,475
Otros	14,346	29,643
Total activos diferidos brutos	1,690,602	542,166
Menos reserva de valuación	309,781	380,270
Activos diferidos, netos	$ 1,380,821	$ 161,896
Pasivos diferidos:		
Inventarios, neto de los saldos al 31 de diciembre de 1986 aún no deducidos	$ 672,798	$ 901,993
Instrumentos financieros derivados	15,361	8,208
Inmuebles, maquinaria y equipo	2,368,049	1,402,608
Beneficio por consolidación fiscal (partidas especiales)	105,145	97,477
Gastos preoperativos	88,664	75,712
Compromisos de compra	-	124,882
Amortización acumulada del exceso de valor en libros sobre el costo de acciones adquiridas	440,356	306,146
Otros	57,938	6,652
Total de pasivos diferidos	3,748,311	2,923,678
Pasivos diferidos, neto	$ 2,367,490	$ 2,761,782

Al 31 de diciembre de 2005 y 2004 el pasivo por PTU diferida, reconocido en los balances generales consolidados de la compañía, asciende a $ 2,395 y $ 1,982 respectivamente.

La reserva de valuación de los activos diferidos al 31 de diciembre de 2005 y 2004 fue de $ 295,897 y $ 380,270, respectivamente. El cambio neto en la reserva de valuación, por los años terminados el 31 de diciembre de 2005 y 2004, fue de una disminución de $ (76,489) y un aumento de $ 41,387, respectivamente. Para evaluar la recuperabilidad de los activos diferidos, la administración considera la probabilidad de que una parte o el total de ellos no se recupere. La realización final de los activos diferidos depende de la generación de utilidad gravable en los periodos en que son deducibles las diferencias temporales. Al llevar a cabo esta evaluación, la administración considera la reversión esperada de los pasivos diferidos, las utilidades gravables proyectadas y las estrategias de planeación.

Al 31 de diciembre de 2005, las pérdidas fiscales por amortizar y el IMPAC por recuperar, expiran como sigue:

	Importe actualizado al 31 de diciembre de 2005	
Expira	**Pérdidas fiscales por amortizar**	**IMPAC por recuperar**
2006	$ 71,295	$ 10,695
2007	30,885	17,013
2008	21,888	40,312
2009	55,691	19,341
2010	69,029	23,052
2011	30,047	16,843
2012	5,950	13,772
2013	178,544	14,217
2014	50,264	18,368
2015	3,853,518	30,281
	$ 4,367,111	$ 203,894

De acuerdo con la Ley de ISR publicada el 1 de enero de 2002, la tasa de ISR fue de 33% en 2004, estableciendo una tasa de 32% para 2005; sin embargo, el 1 de diciembre de 2004 se modificó nuevamente la Ley, para establecer una tasa de 30% para 2005, 29% para 2006 y 28% para 2007. Como resultado de estos cambios en la tasa, en los años terminados el 31 de diciembre de 2005 y 2004, respectivamente, la Compañía reconoció disminuciones en los pasivos diferidos, netos, por $79,165 y $ 435,369 respectivamente, las cuales se acreditaron a los resultados de dichos ejercicios.

De conformidad con la Ley vigente hasta el 31 de diciembre de 2004, las compras de inventarios eran deducibles en el ejercicio en que se realizaban, independientemente de la fecha en que se vendieran, lo que originó el pasivo diferido que se muestra anteriormente. A partir de 2005, los inventarios serán deducibles hasta el momento en que se vendan, estableciéndose reglas para la acumulación del saldo de inventarios al 31 de diciembre de 2004, en períodos que dependen de las circunstancias de cada empresa.

14. Capital contable

A continuación se describen las principales características de las cuentas que integran el capital contable:

a) Estructura del capital social

En Asamblea General Extraordinaria de Accionistas, celebrada con fecha 11 de enero de 2005, se acordó lo siguiente:

I Aprobación de la conversión de las 106,950,029 acciones de la Serie "B" Clase "II", representativas del capital variable, en acciones representativas del capital fijo sin derecho a retiro y reclasificar todas las acciones de la Serie "A" en circulación, por el mismo número de acciones, a una sola Serie "B" Clase "I". Como consecuencia de lo anterior, se aumentó el capital social en su parte fija sin derecho a retiro en la cantidad de $ 3,101,551 para quedar en la cantidad de $ 3,484,908 que estará representado por 120,169,248 acciones ordinarias, nominativas, íntegramente suscritas y pagadas, sin expresión de valor nominal, de la Serie "B" Clase "I".

II. Aprobación de realizar una división (split) de las acciones en circulación, mediante la emisión y entrega a los accionistas, libre de pago, de tres nuevas acciones por cada una de las acciones de las que sean titulares. Derivado de lo anterior, se autorizó la emisión de 240,338,496 acciones de la Serie "B" Clase "I", con lo que el capital de la sociedad quedó representado por un total de 360,507,744 acciones ordinarias, nominativas, sin expresión de valor nominal, de la Serie "B" Clase "I", representativas del capital mínimo fijo de la Compañía.

III. Aumentar la parte mínima fija sin derecho a retiro del capital social de la Compañía, hasta por la cantidad de $ 1,613,696 (histórico), mediante la emisión de hasta 166,934,039 acciones ordinarias, de libre suscripción, de la Serie "B" Clase "I", representativas hasta del 31.6% del capital social de la Compañía, una vez considerado el aumento, para que sean objeto de una oferta pública mixta en México y en el extranjero en los términos de la Ley del Mercado de Valores.

IV. La Oferta Pública Mixta de Acciones del capital social se llevó a cabo el día 11 de febrero del año 2005, consistente en una oferta primaria de venta y suscripción de 67,319,150 acciones no suscritas (incluyendo 11,410,026 acciones materia de la opción de sobre asignación) de la Serie "B" Clase "I", representativas de la parte mínima sin derecho a retiro del capital social de la Compañía, y una oferta pública secundaria de venta de hasta 11,410,026 acciones y de la cual la Compañía no recibirá recursos ("La Oferta Nacional"). El precio de colocación fue de $ 25.50 por acción, por lo que el monto de la oferta nacional primaria y secundaria ascendió a $ 1,716,638 (nominal) y $ 290,956 (nominal), respectivamente. Simultáneamente a la Oferta Nacional, se realizó una oferta privada en los Estados Unidos de América y otros lugares del extranjero de 8,747,686 acciones ("La Oferta Internacional") con los mismos términos; por lo tanto, la Oferta Global fue 76,066,836 acciones, de las cuales aproximadamente el 88.50% se colocó en la Oferta Nacional y el 11.50% restante en la Oferta Internacional.

V. Después de los movimientos antes mencionados, el capital social de la compañía al 31 de diciembre del 2005, asciende a $ 6,154,167 ($ 5,955,529 históricos), integrado por: 436,574,580 acciones ordinarias, nominativas, sin expresión de valor nominal, de la Serie "B" Clase "I".

b) Recompra de acciones propias

Las compañías inscritas en la Bolsa Mexicana de Valores, tienen la posibilidad de adquirir temporalmente parte de sus acciones, con el objeto de fortalecer la oferta y la demanda en el mercado de valores. De acuerdo con la Ley del Impuesto Sobre la Renta, las acciones recompradas que no sean públicamente comercializadas dentro del periodo de un año pueden ser estimadas como acciones canceladas y tratadas como una reducción del capital social, sujeta a impuesto sobre la renta.

En la Asamblea General Ordinaria, celebrada el 28 de abril de 2005, se acordó incrementar la reserva para acciones propias hasta $ 1,021,893 ($ 1,000,000 histórico), el valor de mercado al 31 de diciembre de 2005, es de $ 22.59 por acción.

Al 31 de diciembre de 2005, la Compañía posee en total 2,517,300 número de acciones.

c) Utilidad integral

La utilidad integral, que se presenta en los estados consolidados de variaciones en el capital contable, representa el resultado de la actividad total de la Compañía durante el año y se integra por las partidas que se mencionan a continuación, las cuales, de conformidad con los principios de contabilidad aplicables, se llevaron directamente al capital contable, excepto por la utilidad neta:

	2005	2004
Utilidad neta mayoritaria	**$ 1,575,818**	$ 1,946,181
Resultado por tenencia de activos no monetarios	**(544,807)**	161,383
Impuestos diferidos aplicados al resultado por tenencia de activos no monetarios	**122,401**	(46,810)
Valor razonable de instrumentos financieros derivados	**36,486**	8,392
Impuesto diferido en valor razonable de instrumentos financieros	**(10,582)**	(205)
Utilidad integral mayoritaria	**1,179,316**	2,068,941
Interés minoritario*	**143,333**	280,072
Total	**$ 1,322,649**	$ 2,349,013

(*) El interés minoritario es el resultado de la participación minoritaria en Simec.

d) Restricciones al capital contable

La utilidad neta del ejercicio esta sujeta a la separación de un 5% para constituir la reserva legal hasta que alcance la quinta parte del capital social. Al 31 de diciembre de 2005, la reserva legal asciende a $ 239,734 (incluido en las utilidades retenidas) cifra que no ha alcanzado el importe requerido.

El importe actualizado, sobre bases fiscales, de las aportaciones efectuadas por los accionistas, puede reembolsarse a los mismos sin impuesto alguno, en la medida en que dicho monto sea igual o superior al capital contable.

Las utilidades sobre las que no se ha cubierto el impuesto sobre la renta "ISR", y las otras cuentas del capital contable, originarán un pago de ISR a cargo de la Compañía, en caso de distribución, a la tasa del 29%, por lo que los accionistas solo podrán disponer del 71% de dichos importes.

15. Adquisiciones

a) El 22 de julio de 2005, ICH y su subsidiaria SIMEC, adquirieron las acciones en circulación de Republic, a través de su subsidiaria SimRep, establecida en los Estados Unidos de Norteamérica. La transacción fue valuada en $ 229 millones de dólares, Simec adquirió el 50.2% de las acciones representativas de Republic mientras que ICH, compró el 49.8% restante. Republic, cuenta con 6 plantas de producción localizadas 5 en los Estados Unidos de Norteamérica y una en Canadá.

A continuación se presenta el estado de posición financiera condensado a la fecha de adquisición, actualizados al 31 de diciembre de 2005:

Activos circulantes	$ 4,376,686
Propiedad, planta y equipo	1,139,925
Activos intangibles y cargos diferidos	330,433
Otros activos	58,734
Total activos	5,905,778
Pasivos a corto plazo	1,692,561
Deuda a largo plazo	690,561
Crédito renovable	743,713
Impuestos diferidos	281,042
Otras deudas a largo plazo	71,829
	3,479,706
Activos netos adquiridos	$ 2,426,072

Como resultado de la adquisición de Republic, a continuación se presenta cierta información relativa al resultado de operación de 2005, de ICH, incluyendo las seis plantas de Republic por un periodo de doce meses, como si dichas plantas hubieran sido incorporadas a la Compañía, desde el inicio del ejercicio:

Ventas netas	$ 25,324,279
Utilidad bruta	4,154,311
Utilidad neta	1,925,421
Utilidad por acción (pesos)	13.50

b) ICH a través de su subsidiaria Grupo Simec adquirió el total de las acciones de Operadora de Apoyo Logístico, S.A. de C.V., empresa subsidiara de Grupo TMM S.A. de C.V. por un importe de $ 132 millones de pesos, para convertirla en la operadora de las tres plantas siderúrgicas de México. Esta operación originó un crédito diferido el cual asciende a la cantidad de $ 337,362.

c) Con fecha 9 de agosto de 2004, ICH a través de su subsidiaria Grupo Simec, S.A. de C.V. adquirieron los inventarios, terrenos, edificios, maquinaria y equipo y absorbieron el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula, Puebla, que eran propiedad de Atlax, S.A. de C.V. y Operadora Metamex, S.A. de C.V. (las vendedoras). El monto de la compra ascendió aproximadamente a 120 millones de dólares la Compañía comenzó a operar las plantas de Tlaxcala y Puebla el 1 de agosto de 2004.

A continuación se resume el valor razonable estimado de los activos adquiridos y los pasivos asumidos a la fecha de adquisición, actualizados al 31 de diciembre de 2005:

Activos circulantes (inventarios)	$ 135,546
Inmuebles, maquinaria y equipo	1,251,459
Pago anticipado por asistencia técnica	85,978
Total de activos adquiridos	1,472,983
Pasivo laboral	(3,426)
Activos netos adquiridos	$ 1,469,557

Como resultado de la adquisición de los activos, mencionados anteriormente, a continuación se presenta cierta información relativa a los resultados de operación de las plantas de Apizaco y Cholula, por el periodo de los doce meses del año 2004, como si dichas plantas hubieran sido incorporadas a la Compañía desde el inicio del ejercicio (información no auditada):

	Información financiera al 31 de diciembre de 2004 Total
Ventas netas	$ 10,267,205
Utilidad bruta	3,881,970
Utilidad neta	2,334,354
Utilidad por acción (pesos)	19.42

(*) Cifras determinadas mediante la proyección de la operación de Apizaco y Cholula, partiendo de operaciones reales correspondientes aun periodo de cinco meses, de Agosto a diciembre del año 2004, proyectadas en forma lineal a un periodo de doce meses.

La compañía y las vendedoras se obligaron entre si a indemnizar a la otra por los daños y perjuicios incurridos como resultado de (I) que cualquier declaración manifestación o garantía hecha o contenida en el contrato resulte ser falsa o imprecisa, o (II) cualquier incumplimiento de cualquiera de las obligaciones contenidas en el contrato de compraventa. La vigencia de la posibilidad de reclamación es por un periodo de dos años posteriores al cierre de la compraventa, y hasta por $ 4 millones de dólares.

16. Segmentos

Las ventas de la Compañía se efectúan principalmente en México y en los Estados Unidos de Norteamérica y se destinan básicamente a los mercados de la construcción, auto partes y energía.

La Compañía tiene ventas netas a clientes en los siguientes países o regiones:

	2005	2004
México	**$ 8,285,796**	$ 7,447,752
Estados Unidos de Norteamérica	**7,250,342**	1,046,455
Canadá	**335,893**	-
Latinoamérica	**98,431**	15,402
Otros	**514**	4,925
Total	**$ 15,970,976**	$ 8,514,534

Las ventas por producto se integran como sigue:

	2005	2004
Aceros especiales	**$ 8,105,688**	$ 3,473,379
Tuberías con costura	**1,321,564**	1,451,865
Perfiles estructurales	**1,981,482**	1,332,341
Perfiles comerciales	**3,211,382**	906,760
Corrugado	**1,350,860**	1,350,189
Total	**$ 15,970,976**	$ 8,514,534

Las ventas nacionales y de exportación se integran como sigue:

Ventas nacionales:

	2005	2004
Aceros especiales	**$ 2,028,156**	$ 3,178,596
Tuberías con costura	**900,786**	1,176,492
Perfiles estructurales	**1,679,903**	1,251,198
Perfiles comerciales	**2,777,274**	857,165
Corrugado	**899,677**	984,302
Total	**$ 8,285,796**	$ 7,447,753

Ventas de exportación:

	2005	2004
Aceros especiales	**$ 6,077,532**	$ 294,783
Tuberías con costura	**420,778**	275,373
Perfiles estructurales	**301,579**	81,143
Perfiles comerciales	**434,108**	49,595
Corrugado	**451,183**	365,887
Total	**$ 7,685,180**	$ 1,066,781
Ventas totales	**$ 15,970,976**	$ 8,514,535

17. Compromisos y pasivos contingentes

Compromisos

a) Como se menciona en la nota 7 a los estados financieros consolidados, a finales de 2003, la Compañía contrató instrumentos financieros derivados, para compensar la exposición a la variabilidad del precio del gas natural, con PEMEX Gas y Petroquímica Básica. La cobertura garantizará a la Compañía una porción de sus consumos futuros de gas natural de 2004 a 2006, a un precio que va de 4.462 a 4.4891 dólares por un millón de Unidades Térmicas Británicas.

b) Al 31 de diciembre de 2005, la Compañía tiene compromisos relacionados con suministros a algunos clientes, mediante los cuales, la Compañía se obliga a suministrar, durante el 2006, productos de acero. En caso de incumplimiento por parte de la Compañía, los clientes estarán facultados a no recibir la mercancía o, en su caso, a realizar las devoluciones que procedan, sin responsabilidad alguna para éstos.

c) El 11 de octubre de 2004, la instalación de una nueva máquina de 5 posiciones de producción de retoños y lingotes y de equipo asociado fue aprobada en las instalaciones de Republic ubicadas en Canton, Ohio. Se empezó la preparación para la instalación del nuevo equipo en diciembre de 2004. Se anticipo que el proyecto costará aproximadamente $ 622.5 millones, excluyendo los costos de intereses capitalizados, y se espera que esté completamente en operación durante el primer trimestre de 2006. Al 31 de diciembre de 2005, la Compañía tiene contratos de compras pendientes por $ 30.1 millones. Además, la Compañía actualmente estima que se requerirán $ 24.7 millones adicionales de gastos para terminar este proyecto.

d) Republic renta cierto equipo, espacio de oficina y equipos de cómputo conforme a los contratos de operaciones no cancelables. Estas rentas vencerán en varias fechas hasta el 2012. Durante el período del 22 de julio al 31 de diciembre de 2005, el gasto de las rentas de operaciones ascendió a $ 40.8 millones. Al 31 de diciembre de 2005, el mínimo total de pagos de rentas conforme a las rentas de operaciones que no se pueden cancelar ascienden a $ 40.8 millones en 2006, $ 12.9 millones en 2007, $ 10.7 millón es en 2008, $ 8.6 millones en 2009, $ 3.2 millones en 2010 y $ 4.3 millones en los años subsecuentes.

e) Republic cuenta con un acuerdo con USWA para administrar prestaciones de seguro de salud a los empleados USWA de Republic mientras dejan de prestar servicios temporalmente y para administrar el pago de aportaciones mensuales al Steelworker's Pensión Trust (Fideicomiso de Pensiones de Siderúrgicos) por parte de los funcionarios del sindicato local mientras trabajan por parte del sindicato. En febrero 2004, para fondear este programa, USWA otorgó una aportación inicial de efectivo de $ 26.8 millones para ser utilizados para proporcionar las prestaciones de seguros de cuidado de salud y $ 5.4 millones para proporcionar beneficios para las pensiones de trabajadores en la industria siderúrgica. Al 31 de diciembre de 2005, el saldo de esta cuenta de efectivo ascendió a $ 30.1 millones. La Compañía ha acordado continuar a administrar estos programas hasta que el fondo se agote. Republic proporcionará a USWA reportes periódicos referentes al estatus del fondo. Al 31 de diciembre de 2005, el saldo de la cuenta de efectivo se incluye en otros activos y el pasivo relacionado se incluye en otros pasivos a largo plazo en el balance consolidado.

Pasivos contingentes

a) Comisión Regional del Agua de California (California Regional Water Control Board, CRWCB)

Republic podría incurrir en gastos significativos relacionados con asuntos ambientales en el futuro, incluyendo aquellos que surgen de las actividades de cumplimiento ambiental y la remediación que resulte de las prácticas de la administración histórica de desperdicios en las instalaciones de Republic. La reserva para cubrir probables responsabilidades ambientales así como las actividades de cumplimiento de $ 44.0 millones fue registrada al 31 de diciembre de 2005. Las porciones circulantes y no circulantes de la reserva ambiental son incluidas en otros pasivos acumulados y en pasivos ambientales acumulados, respectivamente en el balance general consolidado adjunto. De otra manera, Republic no tiene conocimiento de algunos pasivos de remediación ambiental o de pasivos contingentes relacionados con asuntos ambientales con respecto a las instalaciones, para lo cual el establecimiento de una reserva adicional no sería apropiado en este momento. Sin embargo, la futura acción reguladora con respecto a las prácticas históricas de la administración de desperdicios en las instalaciones de Republic y futuros cambios en las leyes y los reglamentos aplicables pueden requerir que Republic incurra en costos significativos que pueden tener un efecto adverso material sobre la futura actuación financiera de Republic.

En 1987, Pacific Steel, Inc, (PS), compañía subsidiaria ubicada en National City, en el Condado de San Diego, California, recibió un requerimiento por parte de la Comisión Regional de Control del Agua de California (California Regional Water Control Board) de la Región de San Diego (Comisión Regional), en el que se obligaba a PS a eliminar el desahogo de aguas resultantes del rociado de la borra (deshecho resultante del proceso del molino) hacia la calle. Este y otros requerimientos subsecuentes, obligaron a PS (i) parar la operación del molino de chatarra, (ii) enviar a un confinamiento la borra que se

encontraba almacenada en sus patios y (iii) realizar muestreos de la tierra sobre la que se encontraba la borra. El resultado de estos estudios fue que los contenidos de metales residuales no representan una amenaza significativa para la calidad del agua. El CRWCB aprobó el programa de monitoreos periódicos tanto de la tierra como del manto friático que PS le presentó. En Diciembre del 2002, el CRWCB notificó a PS que transfería la jurisdicción para la resolución del caso al DTSC (Department of Toxic Substances Control); quien hasta la fecha no la ha dictado.

En 1996 PS descubrió un depósito de hidrocarburos en su terreno y el CRWCB determinó que PS era la responsable. A finales del 2000 el CRWCB aprobó el plan para remediar las tierras contaminadas presentado por PS, que culminó en Noviembre del 2001. En Agosto del 2002, con el resultado de los estudios realizado en las tierras, PS presentó al CRWCB el reporte final con éxito de los trabajos realizados. En Diciembre del 2002 el CRWCB notificó a PS que transfería la jurisdicción para la resolución del caso al DTSC (Department of Toxic Substances Control); quien hasta la fecha no la ha dictado.

Departamento de Control de Substancias Tóxicas (Deparment of Toxic Substances Control, DTSC)

En septiembre del 2002, el DTSC realizó una inspección a las instalaciones de PS en base a una supuesta queja de los vecinos, por las excavaciones que para recuperar chatarra PS estaba realizando en su terreno y en un predio vecino que arrienda a un tercero. En ese mismo mes el DTSC dictó una determinación de riesgo inminente y sustancial a PS, en la que se establece que algunas de las acumulaciones de tierra y su manejo, así como la operación de recuperación de metales, podrían ser un inminente y substancial peligro a la salud y al medio ambiente, por lo que sancionó a PS por violaciones a la Ley de Control de Materiales Peligrosos y al Código de Seguridad de Estado de California y le impuso la obligación de remediar el sitio. Para dar mayor fuerza a esta orden en Julio de 2004 el DTSC, entabló demanda en contra de PS en la Suprema Corte de San Diego. El 26 de julio de 2004, la corte, emitió una sentencia (la "Sentencia"). La Sentencia impuso a PS el pago de 235,000 dólares (pagaderos en cuatro exhibiciones de 58,750 dólares cada una durante el periodo de un año), la cual se integra de la siguiente forma, multas por 131,250 dólares, costos del California DTSC por 45,000 dólares, y un proyecto de remediación ambiental por 58,750 dólares. Al 31 de diciembre de 2005, PS ha realizado la totalidad de los pagos.

En Agosto del 2004 PS y el DTSC celebraron un Contrato de Remediación. En Septiembre del 2005 el DTSC aprobó el Plan de Medidas Correctivas presentado por PS, condicionado a la obtención de los permisos de las Autoridades locales correspondientes; los cuales se encuentran en trámite hasta la fecha.

Debido a que los niveles de limpieza aun no han sido definidos por el DTSC y ya que la caracterización de la totalidad de las tierras no ha sido terminada, la estimación de los costos para las diferentes opciones de remediación continúa estando sujeta a una considerable incertidumbre.

La Compañía, por su parte, ha hecho una estimación basada en la experiencia de años anteriores realizando los mismos procesos, considerando costos por volumen, la utilización de equipos y personal propio y considerando que se llegará a un acuerdo con el DTSC en cuanto a la definición de los niveles de limpieza resultando en un importe que va de entre 0.8 millones y 1.7 millones de dólares. La Compañía, basada en lo

anterior, creó una reserva para esta contingencia al 31 de Diciembre del 2002, de aproximadamente 1.7 millones de dólares, actualmente la reserva al 31 de Diciembre del 2005 es de $ 14,982 (1.4 millones dólares). No se puede garantizar que las autoridades locales otorguen los permisos para la remediación del sitio o que las medidas correctivas resulten más costosas de lo estimado.

Comisión de Desarrollo Comunitario de National City (Community Development Commission, CDC)

La CDC de National City, California, ha anunciado que pretende desarrollar la zona y que está preparada para hacer una oferta de compra por el terreno de PS, a precio de mercado, menos el costo de la remediación ambiental y los costos de investigación incurridos. Al respecto, PS ha manifestado a la CDC que el terreno no será vendido voluntariamente a menos que exista otro terreno en el que pueda reubicar su negocio. La CDC, de acuerdo con la legislación del Estado de California, tiene la facultad de expropiar el terreno a cambio del pago del precio a valor de mercado y, en caso de que no exista otro terreno disponible para la reubicación del negocio, también tendrá que pagar a PS su precio a valor en libros. La CDC hizo oferta por el terreno a PSI por $ 6.9 millones de dólares, soportada con un avalúo comercial, e inició el proceso de expropiación, que fue suspendido temporalmente a través de un contrato firmado entre la partes en el mes de Abril del 2006. Lo que da mayor tiempo a PS para ver si es posible terminar el proceso de remediación de las tierras y para proponer una alternativa atractiva al CDC para que le permita permanecer en la zona.

Derivado de esta situación y en virtud de la inminente expropiación de parte del terreno, en el cual, PS realiza algunas de sus operaciones, durante el ejercicio terminado el 31 de diciembre de 2002, PS registró su terreno a valor de realización, con base en avalúo practicado por peritos independientes, lo cual originó una disminución en el valor de una parte de su terreno por $ 22,416 ($ 19,750 históricos) y un cargo a los resultados de 2002 por la misma cantidad.

a) Con fecha 2 de julio de 2003, CSG presentó demanda de nulidad ante el Tribunal Federal de Justicia Fiscal y Administrativa, en contra de un oficio emitido por la Administración Central de Auditoría Fiscal Internacional del Servicio de Administración Tributaria, mediante el cual determina un crédito fiscal a cargo de CSG por la cantidad de $ 89,389, por supuestas omisiones en el impuesto sobre la renta en su carácter de retenedor y responsable solidario, por lo que se refiere a retenciones realizadas a los intereses pagados al extranjero durante los ejercicios fiscales de 1998, 1999, 2000, así como las retenciones realizadas durante el periodo del 1° de enero al 30 de junio de 2001. Actualmente, CSG se encuentra en espera de que la autoridad formule su contestación a la demanda. En opinión de la administración de la Compañía y de sus asesores legales, existen elementos razonables de defensa para obtener una resolución favorable a los intereses de CSG.

b) La Compañía y sus subsidiarias son sujetas de varios asuntos legales y demandas que han surgido durante el curso ordinario de sus operaciones. La Dirección de la Compañía y sus asesores legales estiman que la resolución final de estos asuntos no tendrá efecto significativo en su situación financiera ni en su resultado de operación.

c) De acuerdo con la legislación fiscal vigente, las autoridades tienen la facultad de revisar hasta los cinco ejercicios fiscales anteriores a la última declaración del impuesto sobre la renta presentada.

d) De acuerdo con la Ley del Impuesto sobre la Renta, las empresas que realicen operaciones con partes relacionadas están sujetas a limitaciones y obligaciones fiscales, en cuanto a la determinación de los precios pactados, ya que éstos deberán ser equiparables a los que se utilizaron con o entre partes independientes en operaciones comparables.

En caso de que las autoridades fiscales revisaran los precios y rechazaran los montos determinados, podrían exigir, además del cobro del impuesto y accesorios que correspondan (actualización y recargos), multas sobre las contribuciones omitidas, las cuales podrían llegar a ser hasta del 100% sobre el monto actualizado de las contribuciones.

e) La Compañía y algunas compañías subsidiarias han iniciado juicios de carácter fiscal. La dirección de la Compañía estima que la resolución final de los juicios no tendrá efecto significativo en su situación financiera, ni en sus resultados de operación.

f) De acuerdo con la Ley de Impuesto Sobre la Renta, las recolocaciones de acciones propias entre el público inversionista que no cumplan con el plazo establecido en dicha ley, deberán considerarse como disminución de capital social sujeta a impuesto sobre la renta.

18. Eventos posteriores

Conforme a los términos del contrato de opción de compra de las acciones de Republic mencionado en la nota 1a, la Compañía adquirió el derecho de una porción del reembolso de la reclamación de un siniestro no resuelta al momento de la compra por la aseguradora. Se dictó una Resolución de Liquidación y Liberación el 24 de abril del 2006. Al 28 de abril del 2006, la Compañía recibió un pago neto por aproximadamente $ 405 millones de los accionistas del Antecesor. Se estima que el 3 de mayo de 2006 se recibirá un pago neto por aproximadamente $ 13 millones adicionales (ver Nota 1b).

El 1 de enero de 2006 entran en vigor las disposiciones normativas del Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF), que sustituyen a la normatividad emitida por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos de México (IMCP). La aplicación de estas nuevas reglas, no representará modificación alguna en la estructura financiera de la Compañía ni en las revelaciones significativas presentadas.

19. Nuevos pronunciamientos contables

El Instituto Mexicano de Contadores Públicos emitió los Boletines que se mencionan a continuación, los cuales son obligatorios a partir del 1o. de enero de 2005.

a) Adquisiciones de negocios

Los aspectos más importantes del Boletín B-7 son: (a) adopción del método de compra como regla única de valuación para la adquisición de negocios e inversiones en entidades asociadas, con lo que se elimina la supletoriedad de la Norma Internacional de Contabilidad NIC 22, "Combinación de Negocios"; (b) modificación del tratamiento contable del crédito mercantil, eliminando su amortización y sujetándolo a las reglas de deterioro, así como requiriendo que, en caso de que exista crédito mercantil negativo

pendiente de amortizar en la fecha en que se adopte el Boletín, se considere de inmediato en los resultados del ejercicio, como parte del efecto del cambio en principios de contabilidad; (c) establecimiento de reglas específicas para el reconocimiento contable de la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común, y (d) complemento del tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios, de acuerdo con el Boletín C-8, "Activos Intangibles". La Compañía adoptó este Boletín anticipadamente, ver nota 15.

b) Instrumentos financieros

El Documento de Adecuaciones al Boletín C-2, "Instrumentos Financieros", tiene el objetivo de armonizar la normatividad mexicana con la internacional, en aspectos relativos al tratamiento de instrumentos financieros disponibles para la venta, transferencias entre categorías de activos financieros y reconocimiento del deterioro del valor de estos activos. En su caso, el efecto del cambio en el tratamiento contable de estos activos debe reconocerse conforme lo establece el Boletín A-7, "Comparabilidad", sin reformular los estados financieros de períodos anteriores. La Compañía estima que la adopción de este tratamiento contable no tendrá un efecto importante en su situación financiera o resultados de operación.

El boletín C-10 "Instrumentos financieros derivados u operaciones de cobertura" fue emitido por el IMCP en abril de 2004. Dicho boletín establece las características que los instrumentos financieros deben reunir para ser considerados como derivados como de cobertura. La Compañía adoptó este boletín anticipadamente en 2004.

c) Obligaciones laborales

El nuevo Boletín D-3, que se emitió en enero de 2004, substituye y deja sin efecto al anterior Boletín D-3, publicado en enero de 1993 y revisado en 1998. Las disposiciones de este Boletín son obligatorias a partir de su publicación, excepto por lo relativo a las remuneraciones al término de la relación laboral, que entran en vigor el 1o. de enero de 2005.

Este Boletín incorpora el tema de remuneraciones por otros beneficios posteriores al retiro, para dejar sin efecto la Circular 50, "Tasas de Interés a Utilizar para la Valuación de las Obligaciones Laborales y Aplicación Supletoria de Principios de Contabilidad, Relativa a las Obligaciones Laborales". Asimismo, elimina el tema de pagos imprevistos, para incluir, en su lugar, el relativo a "Remuneraciones al Término de la Relación Laboral", definiéndolas como las que se otorgan a los trabajadores cuando concluyen su relación laboral antes de alcanzar la edad de retiro, siendo éstas de dos tipos: (i) por causa de reestructuración, para las que se deben seguir los lineamientos del Boletín C-9, "Pasivos, Provisiones, Activos y Pasivos Contingentes y Compromisos" y (ii) por causa distinta de reestructuración, para las que se deben aplicar las reglas de valuación y revelación requeridas para las remuneraciones al retiro por pensiones y prima de antigüedad, permitiendo que, al momento de la adopción del Boletín, se reconozca de inmediato en resultados el activo o pasivo de transición, o bien, su amortización, de acuerdo con la vida laboral remanente promedio de los trabajadores.

La Compañía estima que la adopción de este Boletín no tuvo un efecto importante en su situación financiera o resultados de operación.